Exhibit 99.1

ICON to Acquire Aptiv Solutions

Acquisition enhances ICON’s capabilities in adaptive and medical device trials and in Japan

DUBLIN--(BUSINESS WIRE)--March 31, 2014--ICON plc, (NASDAQ:ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that it has agreed, subject to certain closing conditions, to acquire Aptiv Solutions for a cash consideration of $143.5 million. Aptiv Solutions is owned by The Halifax Group, SV Life Sciences, Comvest Partners and Management.

Headquartered in Reston Virginia, and with operations in 16 countries, Aptiv Solutions is a recognised leader in the design and execution of adaptive clinical trials for pharmaceutical and biotech customers. The company’s ADDPLAN® software supports the design, simulation and analysis of adaptive trials and is used by FDA, EMA and Japan’s PMDA, as well as over fifty top pharmaceutical and medical device companies and academic researchers.

Aptiv Solutions also owns Niphix, a full-service, oncology-focused CRO serving both Japanese and international customers and this will be combined with ICON’s current operations in Tokyo and Osaka. In addition, Aptiv Solutions has extensive experience in the management of medical device trials, leveraging its adaptive capabilities and regulatory expertise to expedite the development of a wide range of medical devices.

Commenting on the acquisition, Dr. Nuala Murphy, President, ICON Clinical Research Services, said: “ICON’s market-leading innovation is helping our customers to reduce the time and cost of drug development. We are achieving this through the combination of our industry expertise and enabling technologies such as ICONIK and Firecrest. Aptiv Solutions’ adaptive trial capabilities will further differentiate and enhance our services to help our customers identify the most promising drug candidates earlier. Their presence in Japan will also broaden our existing capabilities in this market.”

“ICON is the perfect fit for Aptiv Solutions” said Pat Donnelly, Chairman and Chief Executive of Aptiv Solutions. “Our unique technology and expertise in integrated design and execution of adaptive trials, our strength in medical device development and our strong position in oncology in Japan are key areas of differentiation. ICON’s excellence in execution, geographic reach, and shared focus on innovation will position the combined entity as the go-to service provider for design and execution of adaptive trials for drug, diagnostic and medical device companies in a fast growing market.”

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has approximately 10,300 employees, operating from 77 locations in 38 countries.

Further information is available at www.iconplc.com.

About Aptiv Solutions

Aptiv Solutions is a global development services company focused on enhancing clinical trial decision-making, efficiency and productivity for pharmaceutical, biotech and medical device sponsors. It is the only CRO to offer design, simulation and execution of adaptive clinical trials and a novel statistical sampling approach to risk-based monitoring. These services span the entire product development cycle from first in human through regulatory approval to post-marketing. Aptiv Solutions has more than 850 professionals in North America, Eastern and Western Europe, Israel and Japan.

Further information is available at www.aptivsolutions.com.

ICON/ICLR-F

CONTACT:
ICON
Brendan Brennan, + 353-1-291-2000
Chief Financial Officer
or
Simon Holmes, + 353-1-291-2000
EVP Investor Relations & Corporate Development
or
Aptiv Solutions
Phillip Birch, +44 1628 643925
SVP Global Strategic Marketing